[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]
787 Seventh Avenue
New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 30, 2008

VIA EDGAR AND BY HAND

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

RE:	MidAmerican Energy Holdings Company

Registration Statement on Form S-4 filed June 4, 2008 and

Annual Report on Form 10-K for the year ended December 31, 2007

Dear Mr. Owings:

On behalf of MidAmerican Energy Holdings Company (the “Registrant”), this letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Registrant’s (i) Registration Statement on Form S-4 filed with the Commission on June 4, 2008 relating to its offer to exchange (the “Exchange Offer”) up to $650,000,000 in aggregate principal amount of 5.75% Senior Notes due 2018 of the Registrant for all outstanding 5.75% Senior Notes due 2018 of the Registrant (the “Registration Statement”), and (ii) Annual Report on Form 10-K for the year ended December 31, 2007, which were furnished by your letter dated June 24, 2008 (the “Staff Letter”). In response to the Staff Letter, we are filing, on behalf of the Registrant, Amendment No. 1 to the Registration Statement (“Amendment 1”) with the Commission today, concurrently with the filing of this letter.

To facilitate the Staff’s review, we have set forth below the comments contained in the Staff Letter and, in italics set forth immediately following each comment, our responses thereto.

Form S-4

General

1.

It appears that you are registering the exchange notes in reliance on the positions enunciated in Exxon Capital Holdings Corporation (available May 13, 1998), Morgan Stanley & Co. Incorporated (available June 5, 1991) regarding resales, and Shearman & Sterling (available

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 30, 2008

July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the Morgan Stanley & Co. Incorporated and Shearman & Sterling letters.

In response to the Staff’s comment, the Registrant shall submit the above-requested letter with Amendment 1.

2.	Please file your legal and tax opinions in a timely manner so that we may have time to review them before you request that your registration statement become effective.

In response to the Staff’s comment, the Registrant shall submit the above-requested legal and tax opinions with Amendment 1.

Undertakings, page II-2

3.	Please revise to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

In response to the Staff’s comment, the Registrant has revised the relevant undertaking contained in the Registration Statement to conform in all respects to the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 9A (T) Controls and Procedures, page 129

4.

You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective in timely alerting them to material information required to be included in periodic SEC filings. Please tell us and revise future filings to disclose, if true, that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state that your disclosure controls and procedures were effective. Refer to Exchange Act Rule 13a-15(e). Please also similarly revise your disclosure in future filings on Form 10-Q.

In response to the Staff’s comment, the Registrant confirms to the Commission that its chief executive officer and chief financial officer concluded that the Registrant’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Registrant in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 30, 2008

Commission’s rules and forms, and is accumulated and communicated to management, including the Registrant’s principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Additionally, the Registrant will replace in future filings on Form 10-K and Form 10-Q the second sentence of the disclosure included in the Disclosure Controls and Procedures section of Item 9A(T) of the Registrant’s Form 10-K for the year ended December 31, 2007, with the following:

“Based upon that evaluation, the Company’s management, including the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and is accumulated and communicated to management, including the Company’s Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Your prompt attention to Amendment 1 and the responses herein would be greatly appreciated. The Registrant would like to be in a position to disseminate the prospectus relating to the Exchange Offer as soon as reasonably practicable.

Please direct any questions or comments regarding this filing to Peter Hanlon of this office at 212-728-8227.

Very truly yours,

/s/ Keith W. Grannis
Keith W. Grannis

NEW YORK       WASHINGTON, DC      PARIS       LONDON       MILAN      ROME      FRANKFURT      BRUSSELS